

December 19, 2011

Via E-mail
James Dimon
Chairman and Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

     Re: **JPMorgan Chase & Co.**
           Form 10-K for Fiscal Year Ended December 31, 2010
           Filed February 28, 2011
           Form 10-Q for Fiscal Quarter Ended September 30, 2011
           Filed November 4, 2011
           File No. 001-05805

Dear Mr. Dimon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), Commercial Paper Funding Facility (CPFF), Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF). We note from your disclosures during these periods that you appear to disclose your participation in certain programs, including the TAF, TLGP, and PDCF, but you only provide disclosure of the amounts borrowed under certain of the

programs as of certain balance sheet dates. We also note that you disclose the existence of certain other programs, such as the CPFF and the TSLF, but you do not appear to have provided quantified information as to the level or amounts of borrowings under these programs. Please address the following:

- To the extent that you had borrowings under any of these programs during those periods, tell us how you concluded that additional quantitative and qualitative disclosure about your participation in these programs was not required.
- Additionally, provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. Effects of Federal Financial Assistance Upon Operations.

2. Please tell us about your contacts with Iran, Syria, Sudan and Cuba, which are identified by the State Department as state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K and other periodic reports do not include disclosure about these countries. We note from an August 25, 2011 Treasury Department press release that you entered into an $88M settlement with Treasury's Office of Foreign Assets Control for apparent violations of multiple sanctions programs involving Iran, Sudan and Cuba. We also note from your website that you maintain relationships with governments and top financial and corporate institutions in areas including the Levant region, which encompasses Syria.

    Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan or Cuba, whether through affiliates, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to these countries and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by these governments.

3. Please discuss the materiality of any contacts with Iran, Syria, Sudan and Cuba you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. For instance, we note that

your most recent proxy statement includes a shareholder proposal which expresses concern about the fact that you are a large holder of PetroChina because of the operations of its parent, China National Petroleum Company, in Sudan.

4. Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the corresponding Iranian Financial Sanctions Regulations. Discuss their potential impact on your business, including the extent to which you are party to contracts with the U.S. government.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 11

5. We note your response to our prior comment six, in particular the draft disclosure assessing the performance of certain executives against quantitative and qualitative priorities set for 2010. We also note that you intend to include this supplemental disclosure as an appendix to the proxy statement. Please confirm that such appendix will be incorporated by reference into your Form 10-K for the fiscal year ending December 31, 2011.

6. Your proposed disclosure in response to our prior comment six only identifies one performance target, the Investment Bank ROE target for Mr. Staley. Please expand your proposed disclosure to identify the targets (both quantitative and qualitative) used to assess executive performance. If no targets other than the one for Mr. Staley were set in early 2010, please expand your proposed disclosure to clearly state that fact.

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4
Regulatory developments, page 9

7. We note your disclosure about proposed margin rules for uncleared swaps that may apply extraterritorially to U.S. firms doing business with foreign clients outside of the United States, but may not apply to European and Asian firms doing business outside the United States. You also disclose that if the rules become final as currently drafted, you could be at a significant competitive disadvantage. Please expand your disclosure to indicate the amount of revenues you generate from your derivatives business with foreign clients outside of the United States.

Mortgage repurchase liability, page 53

8. We note that you entered into two agreements that cover and have resolved approximately one-third of your total mortgage insurance rescission risk exposure. We also note that on April 1, 2011 Freddie Mac issued a statement clarifying that servicers are prohibited from entering into any agreements that modify the terms of a

mortgage sold to Freddie Mac, including arrangement with a mortgage insurer under which the mortgage insurer agrees not to issue rescission and/or denial of coverage letters. On April 15, 2011, Fannie Mae issued a similar statement. Please tell us whether any of the loans subject to your two agreements with the mortgage insurers are Freddie Mac or Fannie Mae loans. If so, please discuss the effect, if any, that the prohibition has had on your two agreements or will have with respect to future agreements of this type.

Selected European Exposure, page 77

9. Please refer to our previous comment 4 in our letter dated August 3, 2011. We note your response and your helpful revised disclosures included on page 77 of your September 30, 2011 Form 10-Q. In your response, you state that these disclosures reflect the exposures as measured under the Firm's internal risk management approach; however, for the purposes of transparency regarding the potential risk of non-payment, we believe these disclosures would be enhanced by presenting credit derivatives bought and sold on a gross basis, either within the table or included as a footnote to the tabular disclosure. If you believe the risk of nonpayment to be low due to counterparty credit quality or other factors, please discuss that fact as well. As part of your revised disclosure, please clarify whether your credit derivatives bought and sold have different maturity dates, and if so, please tell us why you believe it is appropriate to provide this disclosure on a net basis, either within the table or in your footnotes.

10. Additionally, as a related matter, please tell us whether you have purchased credit protection with a shorter maturity date than the bonds or other exposures against which the protection was purchased. If so, please provide clarifying disclosure about that fact, and discuss the risks presented by this mismatch of maturities.

11. In future filings, please revise the narrative discussion accompanying your table of Selected European Exposure to discuss the basis by which you identified the domicile of the exposure for inclusion in your table. For example, discuss whether you considered only the country in which the parent was domiciled versus the location of the branch/office of the entity. Disclose how you selected your methodology for determining domicile for your presentation.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director